Mail Stop 6010

									July 14, 2005


Michael M. Kessler, Esq.
3406 American River Drive
Sacramento, CA  95864


Re:  	Westcoast Golf Experiences, Inc.
Form SB-2 Registration Statement
	File No. 333-125956


Dear Mr. Kessler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - page 4

Roger Arnet, the president and director of the company..., page 4

1. In this risk factor you state the fact that neither of the officers has any experience serving in an accounting/financial position. Please tell us who prepared the financial information and developed the accounting policies included in this document.

Since we are a development stage company, have generated no revenues and lack an operating history, an investment in the shares offered herein is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans. - page 5

2. You say that an investor should consider the substantial risks, expenses and difficulties encountered by new entrants into the highly competitive golf services and accessories industry, but you have not identified what they are. Please expand the risk factor to identify them. Alternatively, if you believe that you have fully identified these risks, expenses and difficulties in the remaining risk factors, please consider deleting this risk factor. If you retain it, it should fully identify the specific risk and its consequences.

3. You also say that your ability to achieve and maintain profitability and positive cash flow is highly dependent upon a number of factors, including our ability to attract and retain customers... Please revise the risk factor to identify all of the relevant material factors.

Dilution of the Price You Pay for Your Shares, page 11

4. Please disclose in your table the amount per share that is attributable to the cash payments made by purchasers of the shares being offered. Consider providing all of the dilution information in a table format that reconciles from the net tangible book value before the offering to the net tangible book value after the offering. Refer to Item 506(b) of Regulation S-B.

Terms of the Offering - page 13

5. Please disclose whether the offering can be extended. If so, please provide the terms of any extension here and briefly describe them on the cover page.

6. Please tell us how you considered Staff Topic 1B(1) in determining the accounting treatment for the services and the office space provided by your directors. If a payment of salaries is approved in the future, please clarify whether the payment will retroactively consider the services rendered to date.


Industry Background - page 18

7. Please provide us with a copy of the documents you are relying on for the information discussed in this section. Please mark the documents to show the location of each piece of cited information.

Exhibits

8. Please file the subscription agreement as an exhibit to the registration statement.

Item 512 Undertakings

9. Please provide the appropriate undertakings for this offering as specified in Item 512 of Regulation S-B.





*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Keira Ino at 202-551-3659 or James Atkinson at
202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


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Michael M. Kessler, Esq.
Westcoast Golf Experiences, Inc.
July 14, 2005
Page 4